NOVOMOTO, LLC

Reviewed Consolidated Financial Statements For The Years Ended December 31, 2018 and 2017



Independent Accountant's Review Report

To Management
Novomoto, LLC
Madison, Wisconsin

We have reviewed the accompanying balance sheet of Novomoto, LLC as of December 31, 2018 and 2017, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 8, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NOVOMOTO, LLC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 67,953	$ 29,792
Accounts Receivable, Net	26,441	10,904
Inventory	46,713	21,997
TOTAL CURRENT ASSETS	141,107	62,693
NON-CURRENT ASSETS		
Equipment	7,469	2,755
Accumulated Depreciation	(972)	(410)
TOTAL NON-CURRENT ASSETS	6,497	2,345
TOTAL ASSETS	147,604	65,037
LIABILITIES AND MEMBERS' EQUITY		
NON-CURRENT LIABILITIES		
Convertible Notes Payable	170,000	40,000
Notes Payable	34,473	24,000
TOTAL LIABILITIES	204,473	64,000
MEMBERS' EQUITY		
Contributed Capital	1,393	1,393
Members' Draws	(27,276)	(27,380)
Retained Earnings (Deficit)	(30,984)	27,025
TOTAL MEMBERS' EQUITY	(56,867)	1,038
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 147,604	$ 65,037

NOVOMOTO, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Income		
Sales, Net	$ 21,045	$ 10,904
Cost of Goods Sold	(27,822)	(5,907)
Gross Profit	(6,777)	4,997
Operating Expense		
General & Adminstrative	24,916	17,559
Salaries & Wages	12,846	-
Professional Fees	8,304	15,479
Rent	7,383	850
Depreciation	562	253
	54,011	34,141
Net Income from Operations	(60,788)	(29,144)
Other Income (Expense)		
Grant Income	55,250	27,000
Interest Income	6	5
Tax Expense	(64)	(6)
Interest Expense	(25,033)	(5,000)
Net Income	$ (30,629)	$ (7,145)

NOVOMOTO, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (30,629)	$ (7,145)
Depreciation	562	253
Change in Accounts Receivable	(15,537)	(10,904)
Change in Inventory	(24,716)	(21,997)
Net Cash Flows From Operating Activities	(70,320)	(39,793)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(4,714)	(1,655)
Net Cash Flows From Investing Activities	(4,714)	(1,655)
Cash Flows From Financing Activities		
Change in Notes Payable	10,473	16,000
Change in Convertible Notes Payable	130,000	-
Members' Draws	(27,276)	(27,380)
Net Cash Flows From Investing Activities	113,197	(11,380)
Cash at Beginning of Period	29,792	82,618
Net Increase (Decrease) In Cash	38,163	(52,828)
Cash at End of Period	$ 67,953	$ 29,792

NOVOMOTO, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	Contributed Capital	Members' Draws	Retained Earnings	Total Members' Equity
Balance at December 31, 2016	$ 1,393	$ -	$ 34,168	$ 35,561
Members' Draws		(27,380)		(27,380)
Net Income				(7,145)
Balance at December 31, 2017	$ 1,393	$ (27,380)	$ 34,168	$ 1,038
Members' Draws		(27,276)		(27,276)
Net Income				(30,629)
Balance at December 31, 2018	$ 1,393	$ (27,276)	$ 34,168	$ (56,867)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Novomoto, LLC ("the Company") is a limited-liability company organized under the laws of the State of Wisconsin. The Company provides alternative energy resources to customers in developing countries.

The Company wholly owns NovoMoto RDC SARLU, a legal entity that operates in the Democratic Republic of Congo.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include the results of operations of both the Company and its wholly owned subsidiary. In preparing the consolidated financial statements, the effects of all intercompany transactions have been eliminated.

Significant Risks and Uncertainties

The Company is subject to customary risks and including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Inventory

The Company values inventory at the lower of historic cost or market value.

Rent

The Company currently occupies office space in the United States and in the Democratic Republic of Congo under month-to-month operating lease arrangements. There are no future minimum payments due under the leases.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All item of income and expense are reported by the Company's members on their individual tax returns.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

In 2016, the Company issued a convertible promissory note in exchange for $40,000. The note accrues interest at the rate of 8% per annum and will be payable two years from the date of issuance. The note shall convert under certain pre-determined conditions such as a qualified financing event, change of control, or an optional maturity conversion. Upon conversion, equity conversion may be issued with a discount of 20%. The note has a valuation cap of $3,000,000.

In 2017, the Company entered a royalty agreement in exchange for $10,000. The company will make quarterly payments amounting to 5% of gross revenue until paid in full. The total amount of interest paid will range from $1,000 to $5,000, depending on when the principle is paid.

In 2018, the Company issued a series of convertible promissory notes in exchange for $140,000. The notes accrue interest at the rate of 8% per annum and will be payable two years from the date of issuance. The notes shall convert under certain pre-determined conditions such as a qualified financing event, change of control, or an optional maturity conversion. Upon conversion, equity conversion may be issued with a discount of 20%. The note has a valuation cap of $3,000,000.

In 2018, the Company entered a royalty agreement in exchange for $10,000. The company will make quarterly payments amounting to 5% of gross revenue until paid in full. The total amount of interest paid will range from $1,000 to $5,000, depending on when the principle is paid.

In 2018, the Company entered into a loan agreement for $50,000. The loan bears and interest rate of 9.25% per annum and will mature four years from issuance. The Company will make monthly interest payments of $385.42 for the first six months and $1,398.11 principle payments thereafter until the agreement matures.

During 2019, the Company issued a convertible note payable in exchange for $60,000.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 8, 2019 the date that the financial statements were available to be issued.